

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

August 14, 2014

<u>Via E-mail</u>
John Cecil
Chief Executive Officer
Kallo Inc.
675 Cochran Drive, Suite 630
Markham, Ontario, Canada L3R 0B8

      **Re: Kallo Inc.
           Form 8-K
           Filed June 5, 2014
           File No. 0-53183**

Dear Mr. Cecil:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ William H. Thompson

                      William H. Thompson
                      Accounting Branch Chief